Exhibit 99.17

Management’s

Discussion

&

Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 7, 2012

INTRODUCTION

The following discussion and analysis, which is the responsibility of management, should be read in conjunction with the Condensed Consolidated Interim Financial Statements and accompanying notes of Energy Fuels Inc. (the “Company” or “Energy Fuels” or “EFI”) for the quarters ended December 31, 2011, December 31, 2010, and the year-ended September 30, 2011. This discussion contains certain forward-looking information and statements. Please see “Risk Factors” and “Cautionary Statement on Forward-looking Information and Statements” for a discussion of the risks, uncertainties and assumptions relating to this information and these statements. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

In this discussion, the terms “Company”, “we”, “us” and “our” refer to the Company and, as applicable, the Company’s wholly-owned subsidiaries Energy Fuels Resources Corporation (“EFRC”), Energy Fuels Exploration Inc., Magnum Uranium Corp. (“Magnum Uranium”) and its wholly-owned subsidiary Magnum Minerals USA Corp. as a group and Titan Uranium Inc. (“Titan”) and its wholly-owned subsidiaries Titan Uranium USA Inc. and Uranium Power Corp. as a group. All financial information in this discussion and analysis is presented in United States dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional Information

Additional information relating to Energy Fuels Inc., including all public filings and financial statements, are available on SEDAR at www.sedar.com, and on the Company’s website at www.energyfuels.com.

Stephen P. Antony, P.E., President & CEO of the Company, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the exploration information and technical disclosure in this MD&A.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	2

QUARTER ENDED DECEMBER 31, 2011 SIGNIFICANT EVENTS

Acquisition of Titan Uranium Inc. (Subsequent to Quarter End)

On December 5, 2011 the Company and Titan Uranium Inc. entered into a Business Combination Agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (“Arrangement”), all of the outstanding common shares of Titan. The shareholders of EFI and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012 and the acquisition was completed on February 29, 2012. Pursuant to the Arrangement, Titan shareholders received 0.68 common shares of EFI for each whole common share of Titan.

Prior to the acquisition, Titan had mineral properties located in the Athabasca Basin in Canada and in Wyoming and Utah in the U.S. On February 23, 2012, Titan sold its Canadian mineral properties to Mega Uranium Ltd. (“Mega”) in exchange for 10,000,000 common shares of Mega, valued at $3,450,000 at the date of sale. Titan’s primary U.S. mineral property is the Sheep Mountain Project located about 8 miles south of Jeffrey City, Wyoming.

The Company will continue Titan’s design and permitting plan for the Sheep Mountain Project which includes an open pit mine, an underground mine and the operation of a uranium processing facility utilizing heap leach recovery. In March 2011, Titan released a 43-101 Technical Report which reported Indicated Mineral Resources of approximately 30.4 million lbs. U3O8 (13.8 million tons averaging 0.11% eU3O8), including 14.2 million lbs. U3O8 (6.4 million tons at 0.11% eU3O8) categorized as Probable Mineral Reserve.

On March 1, 2012, the Company announced an updated Preliminary Feasibility Study (“2012 PFS”) for the Sheep Mountain Project which increased the Probable Mineral Reserve to 18.4 million lbs. U3O8 (7.5 million tons at an average grade of 0.123% eU3O8). Total Measured & Indicated resource is 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8. Under the 2012 PFS, the concurrent development of both the underground and open pit deposits generates a pre-tax Internal Rate of Return (“IRR”) of 42%, with a Net Present Value (“NPV”) of $201 million at a 7% discount rate, and an NPV of $146 million at a 10% discount rate. Initial CAPEX is $109 million.

The Company is considering a modified plan which would require a much reduced initial capital investment of $61 million. The modified plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. The modified plan would generate a pre-tax IRR of 35%, with NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate.

The Company believes the Sheep Mountain Project provides a number of significant benefits including the following:

  Increased scale and market presence in the uranium sector;
  Combined with EFRC, substantial NI 43- 101 compliant resource (38.7 million lbs. U3O8 contained in 14.6 million tons at a grade of 0.132 Measured + Indicated, and 4.4 million lbs. U3O8 contained in 1.0 million tons at a grade of 0.22 Inferred);
  Enhanced near-term production profile on parallel paths in two mining districts;
  Focus on U.S. production with low political risk; and
  Creation of a strong platform for continued uranium consolidation within the U .S.

Pinõn Ridge Mill Project and Colorado Plateau Mineral Properties

The Company achieved the following milestones related to the licensing process for the proposed Piñon Ridge Uranium and Vanadium Mill (“Mill”):

  On October 26, 2011, the Company received approval from the United States Environmental Protection Agency (“EPA”) for the construction of the tailings impoundment and evaporation pond facilities for the Mill.
MD&A – QUARTER ENDED DECEMBER 31, 2011

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QUARTER ENDED DECEMBER 31, 2011, SIGNIFICANT EVENTS (continued)

Pinõn Ridge Mill Project and Colorado Plateau Mineral Properties (continued)

  On February 29, 2012, the Colorado Department of Public Health & Environment (“CDPHE”) and the Company filed Answer Briefs in response to the Opening Briefs filed by Sheep Mountain Alliance (“SMA”) on January 23, 2012 in the lawsuit filed by SMA seeking to overturn the issuance of the Radioactive Materials License (“License”) issued to the Company by CDPHE in March 2011.

Advanced the strategic objective of expanding and consolidating assets located in the Western U.S. and in the historic Colorado Plateau uranium/vanadium mining district as follows:

  In October 2011, the Company purchased a 20-year mining lease (the “Skidmore Property”) in southeast Utah’s Sage Plain District from privately held Nuclear Energy Corporation for $1,500,700. The Skidmore Property is adjacent to the Calliham Lease, the Crain Lease and the Sage Properties. With this acquisition, Energy Fuels has assembled sufficient contiguous historical resource acreage to begin permitting two uranium and vanadium mines. These have the potential to be the third and fourth mines permitted to feed Energy Fuels’ proposed Mill near Naturita, Colorado.

  As a result of the Titan acquisition, the Company now owns a 70% interest in a joint venture that controls a highly prospective mineral property adjacent to the Company’s San Rafael Project, called the Green River South property. The Green River South property contains significant historical uranium resources.

OUTLOOK

  The spot uranium price per lb. of U 3O8 was $52.00 at February 24, 2012, no change from the price per lb. at September 30, 2011 . While uranium prices have stabilized since the earthquake in Japan which caused severe damage to the Fukushima nuclear power plants, most forecasts continue to predict long- term upward trending uranium market prices as China, India, Russia and other nations with expansive nuclear plant construction programs begin to bring new plants on-line.

  As a result of the positive market forecast, the Company’s goal is to have fully-integrated production capability by 2013-2015. The Company’s strategic plan to advance to the production stage in the near - term, subject to financing on acceptable terms, is as follows:

1.

Colorado Plateau -- Subject to the timing of successful completion of litigation activities related to the License followed by construction of the Mill, production from the Mill and the Company’s mines in the Colorado Plateau district would begin in late 2013 or early 2014.

2.	Wyoming -- Continuing, and successfully executing Titan’s current permitting plan for the Sheep Mountain Project, production from Sheep Mountain could begin in 2015.

  The Company will continue a consolidation strategy by funding exploration activities on its existing mineral property portfolio, converting historic resources into NI 43-101 compliant resources, and pursuing other property acquisition and merger opportunities on the Colorado Plateau, Wyoming and in the broader western United States.

  While management believes the long-term outlook remains favourable, economic uncertainty and financial market volatility that could impact the Company’s long-term financial condition, liquidity and future prospects cannot be ignored. The Company will continue to seek opportunities to reduce costs and defer projects that do not strictly meet the Company’s consolidation and permitting strategies.

MD&A – QUARTER ENDED DECEMBER 31, 2011

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OUTLOOK (continued)

  The Company’s ability to continue as a going concern is dependent upon its ability to finance its current and future operations and future capital expenditures . The Company will continue to review and evaluate financing options based on market conditions, including capital raised through the public equity markets and/or strategic partner(s) for continued investment in the Colorado Plateau and Wyoming mining infrastructure. However, there is no assurance that equity or any other type of funding will be available to Energy Fuels at the times or amounts required to fund the Company’s activities beyond the first half of 2013.

OVERVIEW AND DESCRIPTION OF BUSINESS

Energy Fuels is a Toronto, Ontario based uranium and vanadium exploration and mineral development company listed on the Toronto Stock Exchange; trading symbol: ‘EFR’. The Company’s mission is to build a fully-integrated uranium and vanadium production company through exploration, development, mining, milling and sales, primarily targeting immediately economic uranium properties on the Colorado Plateau (Colorado, Utah and Arizona) and Wyoming.

Colorado Plateau

The Colorado Plateau contains the highest grades of uranium in the United States and has seen the most historic uranium production of any region in the United States. In the 42 years between 1948 and 1990, approximately 250 million pounds of natural uranium (“U3O8”) were produced from Colorado and Utah, an average of about 6 million pounds per year. This production ceased only because uranium prices would no longer support the costs of production, not because of resource depletion. Substantial uranium and vanadium resources remain to be developed on the Colorado Plateau.

The Company has strategically focused on the Colorado Plateau for the following reasons:

  Reserve and grade risk – the large reserve base of the Colorado Plateau region is well documented and understood, based on historic production and recent drilling, data accumulation, and analyses.

  Process risk – the ore feedstock from conventional mining techniques, combined with a proven milling process, facilitates consistently high recoveries of U 3O8.

  Permitting and regulatory risk – the state of Colorado and the state of Utah regulatory agencies are objective and sophisticated in managing the regulatory programs related to mineral exploration and development; in addition, Colorado is an “Agreement State”, whereby mill licensing authority has been delegated to the CDPHE, versus remaining with the U.S. Nuclear Regulatory Commission (“NRC”).

  Market and commodity risk – The Colorado Plateau uranium ore deposits include significant recoverable quantities of vanadium which are marketed as a steel alloying agent and have the potential to be utilized in advanced battery technologies; vanadium is recovered as a by- product in the milling process, providing a second commodity with markets and prices unrelated to uranium.

  Country risk – The mineral properties are located in the United States which has a strong legal and regulatory system and little risk of government expropriation.

The Company currently has two fully-permitted mines in its mineral property portfolio. The Whirlwind Mine is located in the Northern Uravan Mineral Belt approximately 4 miles southwest of Gateway, Colorado. The Energy Queen Mine is located in the La Sal Mineral Belt near the town of La Sal, Utah.

MD&A – QUARTER ENDED DECEMBER 31, 2011

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OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

Colorado Plateau (continued)

In July 2007, Energy Fuels acquired an 880 acre site approximately 12 miles west of Naturita, Colorado in the Paradox Valley of western Montrose County, Colorado, on which to build the Piñon Ridge Uranium and Vanadium Mill. The Piñon Ridge mill site is large enough to accommodate a mill that processes 500 tons of ore per day for at least 40 years. The ore will be supplied from a regional resource base (in Colorado, Utah, Arizona, and New Mexico) estimated by the United States Energy Information Administration (“EIA”) in 2008 to contain up to 86 million tons of ore at an average grade of 0.142% (242 million lbs. of U3O8 at a price of $50.00/lb) . While the mill is designed and permitted to process 500 tpd of ore per day, it could be expanded to a 1,000 tpd production rate if market conditions warrant. Expansion to 1,000 tpd would require application for permit modifications and be subject to the regulatory processes associated therewith.

After acquisition of the land in July 2007, work started immediately to gather the necessary environmental baseline and site characterization data to support the license application. Basic engineering design of the mill was initiated soon afterward in the fall of 2007.

In July of 2008, the Company applied to Montrose County, Colorado, for a Special Use Permit (“Permit”), requesting that the land use designation for the 880 acre mill site be changed from “General Agricultural” to “Mineral Resource Operation Facility”. On September 30, 2009, the Special Use Permit was unanimously approved by the Montrose County Board of County Commissioners.

The application for the License was submitted to CDPHE on November 18, 2009 and CDPHE found it to be complete on December 18, 2009. Technical review of the license application started immediately, and on April 21, 2010, CDPHE issued a news release establishing a deadline of January 17, 2011, for them to issue a decision on the license application.

In addition to the six (6) public hearings held as part of the Montrose County Special Use Permit approval, the CDPHE held seven (7) meetings in western Colorado during its review process to obtain further public input on Energy Fuels’ license application. As part of their technical review, CDPHE issued four separate comprehensive requests for additional information that were addressed by Energy Fuels in detailed response documents.

On January 5, 2011, Energy Fuels was granted conditional approval by CDPHE for a Radioactive Materials License for the 500 ton per day Piñon Ridge Mill facility. On March 7, 2011, the Company was issued a Final Radioactive Materials License.

Wyoming

In February 2012, the Company expanded its regional focus to Wyoming with the acquisition of Titan and its Sheep Mountain Project located 8 miles south of Jeffrey City, Wyoming. The Company intends to continue Titan’s permitting plan in parallel with activities related to construction of the Pinõn Ridge Mill. The Sheep Mountain Project includes redevelopment of the existing underground Sheep Mountain uranium mine, as well as development of an open pit mine and operation of a proposed uranium heap leach and processing facility, which will be capable of producing of up to 1.5 million pounds of yellowcake per year.

A Plan of Operation (“PO”) was submitted and has been accepted as complete by the U.S. Bureau of Land Management (“BLM”), and preparation of an Environmental Impact Statement is underway with completion anticipated for mid-2013. The Company plans to submit a revision of its existing Mine Permit 381C to the Wyoming Department of Environmental Quality (“WDEQ”) in mid-2012, which is currently under review by WDEQ. The permit revision will address improvements to the mine plan, including the proposed uranium recovery facility.

MD&A – QUARTER ENDED DECEMBER 31, 2011

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OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

Wyoming (continued)

Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is at an advanced stage of development. This license will allow the Company to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The Company plans to submit the license application in mid-2012. The subsequent review and approval process for this license by NRC is anticipated to take approximately 24 months.

Growth & Financing

The Company’s property acquisition and exploration activities have been oriented in the short-term to expanding the current resource base in the Colorado Plateau, Wyoming and across the Western United States. In the long-term, the Company’s activities are oriented to exploring the Arizona Strip in northern Arizona for high grade ore deposits in geologic structures known as breccia pipes. However, in January 2012 the United States Department of Interior (“DOI”) withdrew over 1 million acres on the Arizona Strip from new mineral development for the next 20 years. Though the DOI’s action affects some potentially high-value targets identified by the Company, it does not affect other targets located on state lands and on federal lands west and south of the withdrawal area.

The Company will continue to pursue opportunities to consolidate and grow its resource position within the Colorado Plateau, Wyoming and western United States as they become available and as capital permits. For risk sharing and capital preservation purposes, the exploration activities in the Arizona Strip are now conducted through a joint venture with subsidiaries of Aldershot Resources Ltd. based in Vancouver, British Columbia.

Management will continue to pursue and evaluate strategic options, including partnerships, joint ventures and acquisition opportunities that enhance shareholder value and which fit within the Company’s mineral resource development strategy. In the past, funding for exploration and development operations has been obtained through equity offerings. Future operations (and the ability to meet mineral property option commitments) are dependent upon the Company’s continuing ability to finance expenditures and achieve profitable operations. The Company continues to evaluate other funding sources such as debt, joint ventures, non-core asset divestitures, strategic partnerships and project financing to finance its growth.

WYOMING SHEEP MOUNTAIN PROJECT

Overview and History

The Sheep Mountain Project was acquired on February 29, 2012, as a result of the merger transaction between EFI and Titan (see p.2). Titan acquired the Sheep Mountain property in two transactions in 2009. A 50% working interest was acquired from Uranium Power Corp. (“UPC”) on July 31, 2009. The remaining 50% was owned by Uranium One which was UPC’s joint venture partner for the property. On October 1, 2009, Titan acquired Uranium One’s 50% working interest in the property, giving Titan 100% interest.

The Sheep Mountain Project is located 8 miles south of Jeffrey City, Wyoming within the Wyoming Basin physiographic province at the northern edge of the Great Divide Basin in central Wyoming. The mineral properties are comprised of 152 unpatented mining claims on land administered by the BLM, approximately 791 acres of State of Wyoming leases and approximately 630 acres of private lease lands. The combination of land holdings comprises approximately 4,147 acres and gives Titan mineral rights to resources as defined in the Congo Pit and the Sheep Underground mine areas.

MD&A – QUARTER ENDED DECEMBER 31, 2011

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WYOMING SHEEP MOUNTAIN PROJECT (continued)

Overview and History (continued)

The Sheep Mountain mine was operated as an underground and open pit mine at various times in the 1970’s and 1980’s. 5,063,813 tons of ore was mined and milled, yielding 17,385,116 pounds of uranium at an average grade of 0.17% eU3O8. Mining was suspended in 1988 and the mine has been in care and maintenance since that time.

Drilling

In May and June, 2010 a 62-hole drill program was conducted to better define the limits of the Congo Open Pit. Of the 62 holes completed, all but 8 exceeded the grade-thickness cut-off of 0.10 ft% eU3O8 used in the 2010 PFS. Twenty-one of the holes intersected mineralization in excess of 1.0 ft% eU3O8. Several high-grade intersections were encountered outside of the preliminary open pit limits.

In April 2011 Titan acquired the Sheep North property, immediately adjacent to its Sheep Mountain mine project, by staking 33 lode mining claims. A summer drilling program was completed for a total of 71 holes for 20,162 feet. The drilling is located in the area of the proposed Congo Open Pit, designed to better define the ultimate pit limits for detailed mine design.

Highlights of the drilling to date include:

  0.458% eU3O8 over 11.5 feet in Congo 111
  0.362% eU3O8 over 6.5 feet in Congo 106
  0.340% eU3O8 over 2.0 feet in Congo 109
  0.299% eU3O8 over 2.0 feet in Congo 125
  0.294% eU3O8 over 3.5 feet in Congo 127
  0.275% eU3O8 over 7.0 feet in Congo 115
  0.236% eU3O8 over 5.5 feet in Congo 140
  0.227% eU3O8 over 7.5 feet in Congo 139
  0.224% eU3O8 over 4.0 feet in Congo 136

All drill holes are collared vertically. The drilling contractors are Deckert Drilling of Casper Wyoming, and Fay Drilling of Gillette, Wyoming. The logging contractor is Hawkins CBM Logging of Cody, Wyoming. Equivalent uranium grades (eU3O8) were estimated by the logging contractor using industry standard equipment which is regularly calibrated in the US Department of Energy test pits in Grand Junction, Colorado.

Feasibility and Resource Studies

In October 2006, UPC received a NI 43-101 Technical Report, completed by Scott Wilson Roscoe Postle Associates. The report is available under UPC’s profile on SEDAR. The report showed an Inferred Mineral Resource totaling 4.56 million tons at an average grade of 0.171% eU3O8, with a uranium content of 15.6 million lbs.

In October 2009, Titan commenced a Preliminary Feasibility Study which was completed in April, 2010 (“2010 PFS”). The 2010 PFS estimated that the project will generate a pre-tax IRR of 25%, with a NPV of $101 million using a 7% discount rate.

In January, 2011 Titan issued an updated 43-101 Technical Report which provided a new estimate of the Indicated Mineral Resources for the Sheep Mountain Project totalling approximately 30.4 million lbs. U3O8 (13,841,000 tons averaging 0.11% eU3O8). The new estimate represents an increase of 14.4 million lbs. from the mineral resources reported in the 2010 PFS. Most of the additional resources are directly adjacent to the Congo open pit and would be available for open pit mining.

MD&A – QUARTER ENDED DECEMBER 31, 2011

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WYOMING SHEEP MOUNTAIN PROJECT (continued)

Feasibility and Resource Studies (continued)

On March 1, 2012, EFI announced the results of the 2012 PFS for the Sheep Mountain Project which increased the Probable Mineral Reserve to 18.4 million lbs. U3O8 (7.5 million tons at an average grade of 0.123% eU3O8). Total Measured & Indicated resource is 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8. Under the 2012 PFS, the Base Plan design provides for concurrent development of both the underground and open pit deposits. The Base Plan generates a pre-tax IRR of 42%, with a NPV of $201 million at a 7% discount rate, and a NPV of $146 million at a 10% discount rate. Initial CAPEX is $109 million.

EFI is considering a Modified Plan which would require a much reduced initial capital investment of $61 million. The Modified Plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. The Modified Plan would generate a pre-tax IRR of 35%, with NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate.

Highlights of the 2012 PFS Base Plan include:

  2012 PFS estimates are based on estimated capital and operating costs for a uranium mine, utilizing both conventional open pit and underground mining methods and heap leach recovery, with a maximum annual capacity of 1.5 million lbs. U3O8.
  The financial model is based on a long term uranium price of $65.00/lb. based on historical average prices over the last three years, and supported by published reports of securities analysts.
  Updated Probable Mineral Reserve of 7,453,000 tons at an average grade of 0.123% eU3O8, containing 18,365,000 lbs. U3O8, compared to the originally reported (April 12, 2010) 6,393,000 tons at an average grade of 0.111% eU3O8, containing 14,186,000 lbs. U3O8; an increase of 29.6% in Probable Mineral Reserve over the 2010 PFS.
  Initial mine life: 15 years, compared to the originally reported 11 years.
  Open pit stripping ratio: 8.1 bank cubic yards per pound mined.
  Estimated capital cost: $109 million including allowances for contingency and risk, compared to the originally reported $118 million;
  Estimated operating cost: $32.31 per lb. recovered, as compared to the originally reported $28.67 per lb. recovered;
  Estimated pre-tax NPV at a 7% discount rate: $201 million, as compared to the originally reported $101 million;
  Estimated pre-tax IRR: 42%, as compared to the originally reported 25%
  Estimated pre-tax payback period: 3 years, at a discount rate of 5%, as compared to the originally reported 5 years at the same discount rate

Pre-tax NPV and IRR sensitivities are as follows:

Base Plan - Open Pit and Underground
Selling Price (USD/pound) --	$60.00	$65.00	$70.00
Pre-tax NPV @ 5% discount rate --	$202 MM	$249 MM	$296 MM
Pre-tax NPV @ 7% discount rate --	$161 MM	$201 MM	$240 MM
Pre-tax NPV @ 10% discount rate --	$115 MM	$146 MM	$176 MM
Pre-Tax IRR --	36%	42%	48%

MD&A – QUARTER ENDED DECEMBER 31, 2011

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WYOMING SHEEP MOUNTAIN PROJECT (continued)

Feasibility and Resource Studies (continued)

In summary, the primary changes in the 2012 PFS that improve economics are:

  Use of a $65/lb. selling price rather than the $60/lb. price used originally.
  Open pit pounds nearly doubled, based on the increased Probable Mineral Reserve.
  Mine life was extended by 4 years with the expanded Probable Mineral Reserve.
  Average grade for the project increased by 11%, from 0.111% eU3O8 to 0.123% eU3O8.

The 2012 PFS was prepared by a group of consultants led by BRS Inc., an independent engineering consulting firm based in Riverton, Wyoming, in collaboration with Western States Mining Consultants and Lyntek Inc. This group also prepared the 2010 PFS. The 2012 PFS will be filed on SEDAR within 45 days of the March 1, 2012 announcement.

Permitting

In June 2010, Titan commenced baseline environmental studies to support an application to the NRC for a Source Material and By-product Material License. Work was also initiated on a revision to the existing WDEQ Mine Permit as well as a PO for the BLM. Baseline studies include wildlife and vegetation surveys, air quality and meteorological monitoring, ground and surface water monitoring, radiological monitoring, and cultural resource surveys.

Submission of the PO to the BLM was made in June 2011. The PO has been accepted as complete by BLM, and preparation of an Environmental Impact Statement is underway, with completion anticipated for early to mid-2013.

In October 2011, Titan submitted a draft revision to its existing Mine Permit 381C to WDEQ. WDEQ then provided Titan with review comments as part of its “courtesy review”. The permit revision, which will be resubmitted in mid-2012, will include expansion of surface and underground mining operations, as well as the addition of the uranium recovery facility.

Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is at an advanced stage of development. This license will allow Titan to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The draft application to NRC for a Source Material license was reviewed in detail by the NRC in October 2011. The NRC audit report identified areas where additional information is to be provided. Titan anticipates the final application will be submitted in mid-2012. The review and approval process for this license by the NRC is anticipated to take approximately 24 months.

Further details on Titan’s Sheep Mountain Project may be obtained in technical reports filed under Titan’s profile on www.sedar.com, on Titan’s website at www.titanuranium.com, and on the Company’s web site www.energyfuels.com.

COLORADO PLATEAU PIÑON RIDGE MILL PROJECT

On January 5, 2011, Energy Fuels was granted conditional approval by the CDPHE for a Radioactive Materials License for the 500 ton per day Piñon Ridge Mill facility to be constructed twelve (12) miles west of Naturita, Colorado in western Montrose County. On March 7, 2011, the CDPHE issued the Company a final License. The approval of the License by CDPHE was a highly significant milestone for Energy Fuels to achieve, allowing the Company to build and operate the Piñon Ridge Mill, the first conventional uranium mill to be constructed in the U.S. in over 30 years. The only remaining primary permit for the Mill is an air quality permit from the Colorado Air Pollution Control Division (“CAPCD”). The decision on this permit is expected during the first half of calendar of 2012.

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COLORADO PLATEAU PIÑON RIDGE MILL PROJECT (continued)

The significant terms and conditions of the License are as follows:

Authorized Radioactive Material and Uses:

  Authorized to possess and use (i.e. - stockpile) not more than 100,000 short tons of unrefined and unprocessed ore containing source material in any form for the commercial processing and recovery of uranium. The ore shall contain, on average, 0.23% uranium by weight.
  Authorized to process, store, and distribute to authorized recipients concentrated uranium product in the form of yellowcake (U3O8, UO2, UO3, and UO4).
  Authorized to possess and store yellowcake in quantities not to exceed 150 metric tons (330,690 pounds).
  Authorized to possess and store, within CDPHE approved designated on- site impoundments, not more than 1,850,000 cubic yards of tailings produced by the extraction or concentration of uranium from ore processed primarily for its source material content.
  Authorized to operate the mill at a capacity up to 500 short tons of uranium ore processed per day.

Pre-Construction:

  Obtain all applicable permits and other authorizations from local, state and federal agencies with authority over health, safety and environmental protection.
  Obtain CDPHE approval of final design and construction plans, including plans for quality assurance and quality control.

Financial Assurance:

Shall comply with the financial assurance requirements of both Part 3, Sections 3.9.5, 3.9.6, and Part 18 of the Colorado Radiation Control Act, Title 25, Article 11, Colorado Revised Statutes and the State of Colorado Rules and Regulations Pertaining to Radiation Control as follows:

  CDPHE approved financial warranty for decommissioning which shall remain in effect for the duration of the License in the amount of $11,070,890, payable in installments prior to mill commissioning; the amount of the warranty shall be updated annually to reflect then- current costs for decommissioning.
  A long- term care fund in the amount of $844,400 deposited with the state treasury at license issuance.
  A CDPHE approved decommissioning funding plan.
  Annual review of the financial assurance agreement and instruments for adequacy based on annual updated cost estimates.

The Piñon Ridge Mill, when constructed, will create 85 direct jobs at the site paying $40,000 to $70,000 per year in an economically depressed region of Colorado, along with 230 new jobs to be created in mining, transportation, and support services. It will produce about 850,000 lbs. per year of yellowcake, enough to provide the annual fuel requirement for 2,000 megawatts of power which would supply a city 1½ times the size of the Denver, Colorado metropolitan area. Additionally, the mill will produce about 3.7 million lbs. per year of vanadium pentoxide (“V2O5”), a material used primarily as an alloying agent in steelmaking and finding new application as an electrolyte in high capacity batteries with potential use in storing large quantities of power generated by wind farms and solar generators in the renewable energy industry.

On September 30, 2009 the Montrose County Board of County Commissioners (“MCBCC”) unanimously approved the Special Use Permit for the Piñon Ridge Mill. The Sheep Mountain Alliance (“SMA”), an environmental group based in Telluride, Colorado then challenged the approval on October 30, 2009. On February 4, 2011, the state District Court in Montrose County, Colorado denied the legal challenge by SMA, and upheld the decision by the MCBOCC to approve the Special Use Permit. On March 18, 2011, SMA appealed the District Court’s decision to the Colorado Court of Appeals. On December 8, 2011, the Colorado Court of Appeals affirmed the District Court’s decision upholding the Permit.

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COLORADO PLATEAU PIÑON RIDGE MILL PROJECT (continued)

SMA did not request a rehearing of the case within the prescribed 15 day time period. SMA’s final legal avenue is to petition the Colorado Supreme Court to hear the case. To date, SMA has not made such a petition. In addition, the Company believes it is highly unlikely that the Colorado Supreme Court would choose to hear this local land use decision.

On February 8, 2011, SMA filed a complaint in state District Court, City and County of Denver, Colorado, against CDPHE, naming the Company’s wholly-owned subsidiary, EFRC, as a party whose rights are directly affected by the disposition of the case. The complaint seeks to invalidate the issuance of the License to EFRC by CDPHE and alleges that the License was issued without compliance with the substantive and procedural requirements of Colorado Radiation Control Act and the federal Atomic Energy Act, both of which are implemented by the CDPHE. The Company believes that this lawsuit is without merit, and the state of Colorado and the Company have begun vigorously defending the License.

On February 23, 2011, CDPHE filed a comprehensive Motion to Dismiss SMA’s lawsuit. On March 10, 2011, in support of CDPHE, the Company filed its own Motion to Dismiss SMA's lawsuit. On May 25, 2011, these two motions to dismiss the complaint were denied by the Denver District Court. On September 26, 2011, the Towns of Telluride and Ophir, Colorado, two resort communities about 55-miles from the Mill, filed a joint motion to intervene in the suit as additional plaintiffs. On November 7, 2011, the judge granted Telluride’s and Ophir’s motion. On December 12, 2011, the CDPHE certified the administrative record, thereby commencing a briefing schedule agreed to by the parties. On January 23, 2012, SMA, Telluride, and Ophir filed their Opening Briefs. On February 28, 2012, the CDPHE and EFRC filed their Answer Briefs. SMA, Telluride, and Ophir must file their Reply Briefs by March 20, 2012. At this time, the Company does not anticipate a trial. In addition, the parties may request oral argument. The Company anticipates a decision from the Court sometime during the 2nd quarter of 2012.

While determining the outcome of litigation is inherently challenging, the Company sees the following possible outcomes for this case:

  Under what the Company believes is the likeliest scenario, the CDPHE and the Company will prevail on all claims. Given past history, SMA would likely appeal the District Court’s decision to the Colorado Court of Appeals. A decision would likely be issued by the Court of Appeals within 8-10 months. The Company would anticipate that the Colorado Court of Appeals would affirm the lower court’s decision.

  Under another scenario, the District Court would agree with SMA on one or more claims. The Court would order the CDPHE and the Company to correct certain procedural flaws in the process of issuing the License and retain jurisdiction. It is possible that the Court would put a temporary stay on the License or even temporarily invalidate it. However, after a successful correction process, the License would go back into effect. It is anticipated that this correction process would take 6-9 months. In addition, SMA might appeal such a decision to the Court of Appeals, who will likely affirm the District Court’s decision.

During the quarter ended December 31, 2011, the Company expended $190,000 for activities related to the mill licensing process, with costs of $185,000 for activities related to the License and costs of $5,000 for Phase 1 activities for detailed engineering construction drawings. Since acquisition of the mill property and inception of the mill permitting process in July 2007, the Company has spent $13.0 million on the licensing process through December 31, 2011. These expenditures have been capitalized on the statement of financial position and are comprised of $1.4 million for property acquisition costs and $11.6 million for costs related to developing the data required for the License, including site and environmental baseline characterization data, facility design and construction engineering plans, and costs for obtaining other key permits such as the Special Use Permit from Montrose County and the air quality permits from the CAPCD.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	12

COLORADO PLATEAU MINE DEVELOPMENT AND MINERAL PROPERTIES

Mine Development

Whirlwind Mine

The Whirlwind Mine is a fully-permitted mine that consists of 216 leased unpatented lode claims and a Utah State lease (approx. 4,700 acres) in Mesa County, Colorado and Grand County, Utah. The mine’s portal is located approximately four (4) miles southwest of Gateway, Colorado. The NI 43-101 indicated mineral resource at the Whirlwind Mine is 187,849 tons containing 1,095,422 lbs. U3O8 (0.30%) and 3,598,438 lbs. V2O5 (0.97%) and the NI 43-101 inferred mineral resource is 437,100 tons containing 2,000,000 lbs. U3O8 (0.23%) and 6,472,000 lbs. V2O5 (0.72%) .

During the quarter ended December 31, 2011, the Company continued to perform environmental and permit compliance activities, safety inspections, and equipment and facilities maintenance. The Company incurred $145,000 in expenditures at the Whirlwind Mine, which was comprised of development/standby and permit compliance costs of $45,000 and payment of an advance royalty in the amount of $100,000.

The Whirlwind Mine is currently in a position to “turn-on” and begin production within approximately 60 - 90 days of a decision to proceed. Such a decision will be based on the prevailing market conditions for uranium and vanadium and the Company’s ability to mill the resource, either at the Piñon Ridge Mill or through securing an acceptable alternative milling agreement. In addition, the requisite financing must be available to the Company before it can move the Whirlwind Mine into production.

Further details on the Whirlwind Mine may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

Energy Queen Mine

The Energy Queen Mine is a fully-permitted mine located near the west end of the La Sal Mineral Belt, approximately three (3) miles west of the town of La Sal, Utah. It consists of 702 acres of leased land. The mine facilities include a steel head-frame, a 785-foot deep shaft, hoist, and other infrastructure constructed by prior owners. Bids for refurbishing the in-place facilities and cost estimates for materials and supplies have been obtained and developed for rehabilitating the Energy Queen Mine. The NI 43-101 measured mineral resource at the Energy Queen Mine is 136,870 tons containing 789,960 lbs. U3O8 (0.29%) and 3,446,690 lbs. V2O5 (1.26%), the indicated mineral resource is 86,820 tons containing 605,925 lbs. U3O8 (0.35%) and 2,582,950 lbs. V2O5 (1.49%) and the NI 43-101 inferred mineral resource is 67,780 tons containing 366,250 lbs. U3O8 (0.27%) and 1,804,460 lbs. V2O5 (1.33%) .

During the quarter ended December 31, 2011, the Company continued to perform all environmental and permitting compliance activities, safety inspections, equipment and facilities maintenance, and security at the mine site. The Company expended $91,000 at the Energy Queen Mine, which was comprised of advance royalties of $59,000 and development/standby and permit compliance costs of $32,000.

Further details on the Energy Queen Mine may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

Sage Plain Project

In FY 2011 the Company, along with its Colorado Plateau Partners LLC (“CPP”) joint venture partner, Lynx-Royal (a subsidiary of Aldershot Resources Ltd.), acquired several close-spaced and contiguous properties in an area of southeastern Utah and southwestern Colorado known as the Sage Plain District. These properties are located in the southern extension of the Uravan Mineral Belt containing historic resources of sandstone-hosted uranium-vanadium deposits characterized by high vanadium to uranium ratios. The Sage Plain Project

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	13

COLORAOD PLATEAU MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Mine Development (continued)

Sage Plain Project (continued)

contains two historic producing mines, the Calliham Mine and the Sage Mine. The Company has now assembled sufficient contiguous historical resource acreage to begin permitting and developing these two mines. The Company anticipates submitting the permit applications and mine operating plans to Utah’s Division of Oil, Gas, and Mining by mid-2012.

The Sage Plain Project is comprised of 5,635 acres, including approximately 1,680 acres of fee land (Calliham Lease acquired January 2011, Crain Lease acquired May 2011, and Skidmore Property acquired October 2011), about 2,013 acres of Utah State Lease land, and approximately 1,942 acres of unpatented mining claims on BLM land. All of these properties, with the exception of the Skidmore Property, are owned by CPP. The Skidmore Property is 100% owned by the Company.

In accordance with the terms of the CPP joint venture agreement, in October 2011 the Company proposed to assign the Skidmore Property to CPP. On November 23, 2011, Lynx-Royal declined the offer to participate. As a result, the development and production expenditures related to the Skidmore Property will be paid 100% by Energy Fuels, while the development and production expenditures related to the Calliham, Crain and Sage Leases will be borne by CPP. As the contractual operator of any mines developed by CPP, Energy Fuels will have the authority to direct all production from the Sage Plain Project as feed for the Piñon Ridge Mill.

In total, the Sage Plain Project contains 642,971 tons of Measured and Indicated Mineral Resource with an in-place grade of 0.22% eU3O8 and 1.39% V2O5 (2,833,795 lbs. U3O8 and 17,829,289 lbs. V2O5). Additionally, Inferred Mineral Resources are estimated at 49,136 tons with an in-place grade of 0.184% eU3O8 and 1.89% V2O5 (181,275 lbs. U3O8 and 1,854,034 lbs. V2O5).

Energy Fuels’ share of the combined Project Measured and Indicated Mineral Resources is 439,093 tons containing 1,975,704 lbs. U3O8 (0.225% eU3O8) and 12,224,227 lbs. V2O5 (1.39% V2O5). Energy Fuels’ portion of Inferred Mineral Resources is 24,568 tons containing 90,638 lbs. U3O8 (0.184% eU3O8) and 927,017 lbs. V2O5 (1.89% V2O5).

The Company began permitting activities for the Sage Plain Project during the first quarter of 2012. The Company has budgeted approximately $540,000 for permitting and development work on the Sage Plain Project during FY 2012. Permitting activities are budgeted for $400,000 and are primarily for the installation of monitoring wells and permitting of the mines’ surface facilities, including water treatment plants. Development work is budgeted at $140,000 and will be primarily activities related to underground maintenance and repairs.

Further details on the Sage Plain Project may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

San Rafael Project and Green River South Properties

In June of 2009, the Company acquired the San Rafael Project in a merger with Magnum Uranium. The San Rafael Project is located in east central Emery County, Utah, and includes the Deep Gold and Down Yonder deposits originally explored by Conoco, Pioneer Uravan, Atlas Minerals, Union Carbide, and Energy Fuels Nuclear. On February 2, 2011, the Company announced the acquisition of the ten (10) Hollie claims from Titan Uranium Inc.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	14

COLORAOD PLATEAU MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Mine Development (continued)

San Rafael Project and Green River South Properties (continued)

According to the NI 43-101 Report for the San Rafael Uranium Project dated March 21, 2011 (filed on SEDAR), the San Rafael Property contains 758,050 tons of measured and indicated resource at grades of 0.225% eU3O8 and 0.30% V2O5 (3,404,600 lbs. U3O8 and 4,595,600 lbs. V2O5), plus 453,850 of tons inferred resource at grades of 0.205% eU3O8 and 0.28% V2O5 (1,859,600 lbs. U3O8 and 2,510,600 lbs. V2O5). The San Rafael Project is potentially within economic trucking distance of the Piñon Ridge Mill and represents a potential source of resource to the Mill in the mid- to long-term.

Since the completion of the Titan acquisition, the Company obtained a majority joint venture interest in the Green River South property, adjacent to the San Rafael Project, also located in Emery County, Utah. The Green River South properties are held in a joint venture between Titan (70%) and Uranium Group, LLC (30%). The Green River South property contains significant historic uranium resources that are not yet NI 43-101 compliant. US Energy Corp. and Titan completed recent drilling to verify historic data. The Company anticipates filing a new Technical Report for the Greater San Rafael Project (including the Green River South properties).

Further details on the San Rafael Project may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

Mineral Properties

The Company holds mineral properties in the Western U.S. and in Saskatchewan as follows:

		APPROX.
MINERAL PROPERTIES	CLAIMS	ACRES
COLORADO PLATEAU (1)	1,132	40,625
WYOMING	152	4,147
ARIZONA STRIP	170	3,400
OTHER U.S.	18	360
CANADA (2)	23	33,504
TOTAL -- MINERAL PROPERTIES	1,495	82,036

(1) Includes Whirlwind Mine, Energy Queen Mine, Sage Plain, and San Rafael properties discussed above.
(2) Excludes Titan’s Canadian mineral properties which Titan sold on February 23, 2012.

The Colorado Plateau

As noted, the Company’s strategic plan is to become a fully-integrated U.S. uranium and vanadium producer, primarily from properties located in the western U.S. Mineral properties in Colorado are located primarily within the Uravan Mineral Belt. The Company’s Utah mineral properties are located in the Uravan Mineral Belt, the La Sal – Energy Queen District, the Moab District, and the San Rafael District. In the state of Arizona, the exploration activities are conducted by the Arizona Strip Partners LLC (“ASP”), a joint venture formed in June 2008 with Royal USA Inc. (“Royal”), a subsidiary of Aldershot Resources Ltd. of Vancouver, British Columbia. ASP’s mineral properties are comprised of claims located solely in northern Arizona.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	15

COLORADO PLATEAU MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Mineral Properties (continued)

The Colorado Plateau (continued)

During the quarter ended December 31, 2011, the Company’s investment in its Colorado mineral properties totalled $355,000, of which $145,000 was related to the Whirlwind Mine activities discussed above. Net investment in the Utah properties totalled $1,615,000, of which $91,000 related to the Energy Queen Mine activities and $1,420,000 related to purchase of the Skidmore properties in Utah District. Total net investment in the Colorado Plateau properties was $1,970,000. Net investment includes property holding costs, advance royalties, mine development costs, and exploration and evaluation expenses, less property write-downs for abandoned claims.

Under the U.S. Department of Energy’s (“DOE”) Uranium Leasing Program (“ULP”), the Company leases seven (7) tracts and CPP leases one (1) tract, each of which contain highly prospective uranium and vanadium resources. On October 18, 2011, a federal judge ordered that the DOE conduct an Environmental Impact Statement of the program. The Environmental Impact Statement actually began in June 2011 and is anticipated to take approximately two (2) years. During those two years, no exploration, reclamation, or mine development may occur on the ULP properties. Neither Energy Fuels nor CPP has immediate plans to develop mines on these lease tracts, so the Court’s decision is not anticipated to have a material effect on the Company.

The Arizona Strip

In June 2011, the partners of ASP approved the FY 2012 (July 2011 – June 2012) budget with expenditures totalling $580,000. The expenditures are primarily for Time Domain Electromagnetic surveys and funding for four (4) drill holes on targets sited from the results of the seismic surveys. The funding for the FY 2012 budget will be provided by Royal for earn-in credit.

Cash expenditures for the ASP during the Company’s quarter ended December 31, 2011 were $73,000. These expenditures were for interpretive analysis of drilling activities on the last of two holes drilled pursuant to the FY 2012 budget. These expenditures were funded by Royal for their earn-in credit as required by the joint venture agreement. At December 31, 2011, Royal had funded $1.6 million of their $1.9 million earn-in obligation.

On January 9, 2012, U.S. Interior Secretary Ken Salazar signed the Record of Decision prohibiting hard rock mining, including uranium mining, on 1,006,545 acres of land on the Arizona Strip for the next 20 years, including land in Mohave and Coconino Counties, Arizona. The withdrawal does not impact approved uranium mines and valid existing rights. The Bureau of Land Management projects that up to eleven (11) existing and proposed uranium mines and breccia pipes within the withdrawal area may still be developed. In addition, the withdrawal does not affect lands managed by the state of Arizona or private lands. The withdrawal affects approximately two-thirds of the claims held by ASP, including certain potentially high-value targets identified through a VTEM survey, satellite imagery, and detailed geologic mapping. The withdrawal does not impact other material properties and high-value targets of ASP on state lands or mining claims outside the withdrawal area to the south and west.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	16

COLORADO PLATEAU MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Other Mineral Properties

Wyoming - 35-75 Property

Magnum Uranium acquired a 1,080 acre land package in Converse County, Wyoming via a combination of staking and leasing. The property is comprised of 26 federal lode mining claims and 2 private leases. During 2006, Magnum Uranium purchased geological data on the 35-75 property for US$200,000. In November 2007, Magnum Uranium announced a large and statistically significant radon anomaly on its 35-75 property. The alpha track radon survey discovered an anomaly which is approximately 2,500 feet long and 2,000 feet wide covering an area of 87 acres.

This property is immediately adjacent to Cameco Corporation’s Smith Ranch ISR operation. During fiscal year 2010, the Company had discussions with several parties regarding sale of the property. None of the discussions resulted in an offer to purchase the property, and accordingly, the Company concluded that $404,600 in acquisition and deferred exploration costs associated with this property was written off at the end of fiscal year 2010.

On December 28, 2011, the Company completed a sale of the land package to Tigris Uranium Inc. of Vancouver, British Columbia for $423,000, net of $98,000 of transaction costs.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	17

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended December 31, 2011 are below. For prior quarters ending after October 1, 2010, the quarterly results have been restated to reflect accounting policies consistent with IFRS. Quarterly results for quarters ended before October 1, 2010 have been prepared in accordance with Canadian GAAP.

	Dec 31	Sept 30	June 30	Mar 31
	2011	2011	2011	2011
$000, except per share data	$	$	$	$
Net loss	(590)	(259)	(2,338)	(297)
Basic & diluted net loss per share	(0.00)	(0.00)	(0.02)	(0.00)
	Dec 31	Sept 30	June 30	Mar 31
	2010	2010	2010	2010
$000, except per share data	$	$	$	$
Net loss	(705)	(1,685)	(586)	(1,085)
Basic & diluted net loss per share	(0.01)	(0.02)	(0.01)	(0.01)

RESULTS OF OPERATIONS

Three Months Ended December 31, 2011 Compared with the Three Months Ended December 31, 2010

For the quarter ended December 31, 2011 (the “Current Quarter”), the Company recorded a net loss (before comprehensive loss) of $590,000, a decrease of $114,000 compared to $704,000 recorded in the prior year quarter ended December 31, 2010 (the “Prior Quarter”).

The underlying factors for the decrease in the loss in the Current Quarter include the combination of:

  An increase of $237,000 in general and administrative expenses from $502,000 in 2010 to $739,000 in 2011, primarily due to higher salaries and wages, consulting, insurance and investor relation costs.

  A decrease of $55,000 in stock-based compensation (non- cash item) from $66,000 in 2010 to $11,000 in 2011, due primarily to the issuance of 125,000 stock options in the Prior Quarter while no stock options were issued in the Current Quarter.

  The Company recorded other income of $325,000 in the Current Quarter, compared to $ 17,000 in the Prior Quarter, an increase of $308,000. The large increase in the Current Quarter is due to the sale of the Wyoming 35-75 mineral property to Tigris Uranium.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	18

RESULTS OF OPERATIONS (continued)

Use of Net Proceeds from Equity Financing

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the equity financing net proceeds of C$10.1 million received from the issuance of 23,000,000 Common Shares on March 31, 2011 as compared to the actual expenses incurred to December 31, 2011.

	Estimated	Actual Costs
Use of Equity Financing Net Proceeds	Allocation of Net	Incurred to
(excluding General Working Capital)	Proceeds	December 31, 2011
Piñon Ridge Mill detailed engineering	$1,400,000	$626,400
Piñon Ridge Mill financial warranty	1,375,000	775,100
Piñon Ridge Mill legal costs	500,000	359,000
Whirlwind Property-exploration drilling	300,000	142,600
Energy Queen-exploration drilling	250,000	101,100
Additional Colorado Plateau property acquisitions	2,250,000	1,064,800
Resource verification and expansion	950,000	238,400
	$7,025,000	$3,307,400

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations from inception primarily through the issuance of equity securities and currently has no sources of cash flow from operations. In order to finance its activities and working capital requirements, the Company will need to raise sufficient funding through share offerings, debt, from future profitable production or, alternatively, from the proceeds received from the disposition of the properties.

On March 31, 2011, the Company completed a public offering for net proceeds of C$10,123,000, net of cash costs totaling C$1,377,000. A total of 23,000,000 units were issued at a price of C$0.50 each, with each unit comprising one Common Share and one-half of a warrant (a “Warrant”). Each whole Warrant entitles the holder to purchase one Common Share at a price of C$0.65 per share until March 31, 2015. The proceeds are being used to continue advancing the Mill licensing and construction planning process, to maintain existing permits and facilities, for resource expansion on currently owned mineral properties and to continue evaluation and possible acquisition of additional mineral properties as part of the Company’s property consolidation strategy.

The Company’s cash resources at December 31, 2011 were $4.72 million. Budgeted cash expenditures for the 9-months remaining in fiscal year 2012 (before the Titan acquisition) will range from $3.0 - $3.2 million, which will fund property holding costs; fulfill property work commitments; maintain the current management group; fund permit compliance requirements for the Whirlwind and Energy Queen Mines; fund the Mill license review process; fund investor relations activities and allow the Company to continue the evaluation of consolidation opportunities and continue evaluating capital raise alternatives for long term financing of the construction of the Mill. At the Company’s current budgeted cash utilization rate of approximately $380,000 per month, the Company’s cash resources, will allow it to execute its business plan beyond fiscal year 2012.

With the close of the Titan acquisition on February 29, 2012, the Company is in the process of preparing a post-close business plan that addresses working capital requirements and current and future capital project requirements for the combined entities. It is important to note that included in the assets acquired from Titan is 10,000,000 common shares of Mega, valued at $3,450,000 at the February 23, 2012 acquisition date. These shares have a 4-month sale restriction until June 2012, and thereafter will be sold on a planned and orderly basis.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	19

LIQUIDITY AND CAPITAL RESOURCES (continued)

To support the combined business plan at the desired level of budgeted activities, the Company will seek additional outside financing. While the Company is evaluating several financing alternatives, there is no assurance that such financing can be obtained on acceptable terms. Accordingly, while the Company is conducting the financing process, the planned operating activities for both entities will be moderated to ensure that adequate working capital is available beyond calendar year 2012.

Cash and Financial Condition

As at December 31, 2011, the Company had cash resources, consisting of cash, deposits and short-term investments of $4,720,000, a decrease of $2,235,000 compared to the September 30, 2011 balance of $6,955,000.

During the quarter ended December 31, 2011, the Company used $960,000 of its cash resources to fund operating activities, $1,175,000 for investing activities primarily on its mineral properties, and $126,000 of financing activity, primarily for a payment on the Skidmore Property secured note.

The Company’s working capital as at December 31, 2011 was $4,466,000 compared to working capital of $6,789,000 on September 30, 2011. The $2,323,000 decrease was primarily due to funding business operations in the amount of $739,000, payments for mineral properties in the amount of $1,000,000, payments and current scheduled payments against the secured note of $375,000, increase in accounts payable of $523,000, less $325,000 received from the sale of the Wyoming 35-75 property.

Operating Activities

Operating activities used $960,000 of net cash resources during the Current Period, compared to cash used of $655,000 for the Prior Period. Excluding the $140,000 increase in unrealized foreign currency translation losses between years, the increase in net cash resources used for operating activities is due to an increase of general and administrative expenses of $237,000 and an increase of cash used by working capital sources of $193,000.

Investing Activities

The Company’s investing activities are for mineral properties, licensing activities for the Mill site, bonding deposits and capital assets. Investing activities used $1,175,000 of cash resources during the Current Period, as compared to $930,000 for the Prior Period, an increase of $245,000. This increase was primarily due to less cash used for mill licensing activities ($250,000), an increase in exploration and evaluation expense ($200,000), primarily from the Skidmore lease purchase, and cash outlays related to the Titan transaction ($608,000), offset by receipt of proceeds of $325,000 from the sale of the Wyoming 35-75 property to Tigris Uranium.

Financing Activities

Financing activities used cash of $126,000 during the Current Period, compared to cash provided of $451,000 in the Prior Period. Cash was used in the Current Period for a $125,000 payment on the Skidmore Property secured note and the cash provided in the Prior Period was from the exercise of stock options in the amount of $455,000.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	20

LIQUIDITY AND CAPITAL RESOURCES (continued)

Going Concern

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards applicable to a going concern. The use of IFRS applicable to a going concern assumes the Company will be able to finance its operations and capital expenditures, realize the value of its assets, pay its liabilities and meet future obligations in the normal course of business. Accordingly, the accompanying financial statements do not include any adjustments to the recoverability and reclassification of recorded assets, or the amounts or classification of liabilities, that might be necessary should the Company be unable to continue as a going concern.

As is typical of an exploration and evaluation stage company, the Company’s ability to continue as a going concern is dependent upon obtaining outside financing to fund its working capital and current and future capital project requirements. On March 31, 2011, the Company completed an equity financing issuing 23,000,000 shares of common stock at a price of C$0.50 per share, for gross proceeds of C$11.5 million. The additional cash resources have allowed the Company to continue its mineral property consolidation activities and will continue evaluating capital raise alternatives for long term financing of the construction of the Mill now that the Company has received the License from the CDPHE.

As noted above, with the approval of the License, the Company has begun the process of seeking project financing for the construction of the mill facility and for funding the decommissioning warranty that must be provided to CDPHE by the Company before and during construction of the Mill. Under the current terms of the License, during FY 2012, the Company will be required to provide prepayments of the decommissioning warranty in the amount of $9.7 million. However, due to litigation activities related to the License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013. Accordingly, in February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until construction of the mill can proceed.

With the net proceeds of the equity financing discussed above, and with its continued focus on cost management, the Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2012, assuming successful deferral of the decommissioning warranty.

The Company’s ability to obtain additional project financing and deferral of the decommissioning warranty creates a significant doubt as to the Company’s ability to continue as a going concern. The consolidated financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these consolidated financial statements then, adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications would be necessary. These adjustments could be material.

Contractual Obligations

The Company’s contractual obligations by fiscal year at December 31, 2011:
	2012	2013 - 2016	Thereafter	Total
	$	$	$	$
Operating lease obligations	61,367	27,352	-	88,719
Mill license bonding commitments (1)	2,898,260	6,798,730	-	9,696,990
Secured note	-	1,000,720	-	1,000,720
Mineral property commitments	548,996	2,681,355	2,814,880	6,045,231
Total	3,508,623	10,508,157	2,814,880	16,831,660

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	21

LIQUIDITY AND CAPITAL RESOURCES (continued)

Contractual Obligations (continued)

(1) Mill License Bonding Commitments

The terms of the License issued to the Company by the CDPHE in March 2011 establishes the timing and amounts of financial assurance that must be provided to CDPHE by the Company before and during construction of the Mill. To date, the Company has transferred $844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of $1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component.

Three prepayments of the decommissioning warranty remain to be completed under the terms of the License. In February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until mill construction can proceed. The revised timetable for submitting the remaining payments are September 7, 2012 ($2,898,260), March 1, 2013 ($6,401,920) and September 6, 2013 ($396,810). These scheduled instalments are based on construction activities beginning in FY 2012. However, due to litigation activities related to the License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013.

Under the terms of the surety bond arrangement with the third-party provider, the Company deposited $686,950 cash collateral with the provider. At such time as the Company commences on-site construction, the third-party provider can request further cash collateral to support the face amount of the surety bond that was issued. The cash payments to the CDPHE and to the third-party provider have been recorded as restricted cash on the Company’s statement of financial position and should be considered not available for general working capital purposes.

The Company will continue to prudently evaluate its contractual obligations with respect to mineral properties as well as other associated commitments with an eye towards deferring those expenses which do not meet certain criteria. In addition, since the majority of the exploration commitments are optional, the Company could choose to mitigate or eliminate the obligation by opting out of the lease or claim.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OFF BALANCE SHEET TRANSACTIONS

The Company did not enter into any off balance sheet transactions during the Current Year, nor were there any such transactions in existence as at December 31, 2011.

RELATED PARTY TRANSACTION

During the year ended September 30, 2011, the Company completed a public equity offering that was managed by Dundee Securities Ltd. as the lead underwriting agent. Dundee Securities Ltd. is a subsidiary of Dundee Corp., as is Dundee Resources Limited, who has a greater than 10% shareholding interest in EFI. Dundee Securities Ltd. also served as the Company’s financial advisor for the Titan transaction which closed on February 29, 2012. These transactions occurred in the normal course of operations and were measured at the exchange value.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	22

OUTSTANDING SHARE INFORMATION

As at March 7, 2012, there were 214,320,151 common shares, 6,301,800 stock options and 28,036,881 warrants outstanding. All stock options and warrants are each exercisable for one common share.

CHANGES IN ACCOUNTING POLICIES

Statement of Compliance and Conversion to International Financial Reporting Standard

The Company’s first IFRS condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Statements (“IAS 34”) using accounting policies consistent with IFRS. The accounting policies have been selected to be consistent with IFRS as is expected to be effective on September 30, 2012, the Company’s first annual IFRS reporting date. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. They have also been applied in the preparation of an opening IFRS statement of financial position as at October 1, 2010, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”).

The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to the Company’s unaudited condensed consolidated interim financial statements will be finalized only when the first annual IFRS financial statements are prepared for the year ending September 30, 2012.

Impact of First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of an entity’s first annual IFRS reporting period. However, IFRS 1 also provides for certain optional exemptions and mandatory exemptions to the retrospective treatment.

The Company elected to apply the following optional exemptions in its preparation of its opening IFRS consolidated statement of financial position as at October 1, 2010, the Company’s “Transition Date”.

  To apply IFRS 2 Share- based Payment only to equity instruments which were issued after November 7, 2002 and had not vested by the Transition Date.

  To apply IFRS 1 First Time Adoption of International Financial Reporting Standards to foreign currency translation reserves. The Company elected to reset all foreign translation gains and losses to zero in retained earnings at October 1, 2010. The foreign currency translation reserve balance at October 1, 2010 was $4,535,925. The application of the exemption had no impact on net equity.

IFRS 1 does not permit changes to estimates that have been made previously. Estimates used in the preparation of the Company’s opening IFRS statement of financial position, and other comparative information restated to comply with IFRS, are consistent with those made previously under current Canadian GAAP.

The Company’s unaudited consolidated statement of financial position at the IFRS Transition Date is included as comparative information in the unaudited condensed consolidated interim statements of financial position in the Company’s financial statements.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	23

CHANGES IN ACCOUNTING POLICIES (continued)

Impact of First-time adoption of IFRS (continued)

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS, and the effect on the Company’s opening IFRS consolidated statement of financial position.

Property, plant and equipment

IFRS requires the Company to choose, for each class of equipment, either the cost model or the revaluation model. The Company has selected the cost model in accounting for all of its capital assets.

The Company has changed its accounting policy to reflect the requirement under IFRS that when an item of property, plant and equipment that is comprised of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment and amortized over their respective useful lives. This change in accounting policy had no impact on the Company’s condensed consolidated financial statements.

Upon transition to IFRS, the Piñon Ridge mill site and all intangible costs incurred to obtain the mill license are now presented in property, plant and equipment in accordance with IAS 16 Property, Plant and Equipment. This resulted in the reclassification of $11,297,478; $12,117,810 and $12,792,815 from exploration and evaluation costs to property, plant and equipment as at October 1, 2010; December 31, 2010 and September 30, 2011, respectively.

Share-based payments

In certain circumstances, IFRS requires a different measurement of share-based compensation than under Canadian GAAP. In particular, the Company has changed its accounting policy to recognized forfeitures in its calculation of the expense associated with the grants of graded stock options.

The effect of applying this change in accounting policy to all stock option grants which had not yet fully vested at October 1, 2010 was a decrease in contributed surplus of $5,004 and a corresponding decrease in the deficit within shareholders’ equity.

Decommissioning liability

Under Canadian GAAP, the decommissioning liability is discounted based on the credit adjusted risk-free rate. Under IFRS, the decommissioning liability is discounted based on the current risk-free discount rate. Accordingly, the Company recorded an adjustment to increase the decommissioning liability by $84,457 on October 1, 2010; a increase of $43,198 as of December 31, 2010; and an increase of $66,431 as of September 30, 2011.

IFRS 1 provides the option to measure the restoration provision at the Transition Date in accordance with the requirements of IAS 37. Accordingly the Company re-measured the provisions as at Transition Date under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and estimated the amount to be included in the cost of the related asset by discounting the liability to the date which the liability first arose.

Change in functional and presentation currency

Effective October 1, 2011, the Company changed its presentation currency from the CAD to the USD. The Company believes the USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve shareholders’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets and operations are located in the United States.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	24

CHANGES IN ACCOUNTING POLICIES (continued)

Change in functional and presentation currency (continued)

Prior to October 1, 2011, the Company reported its annual and quarterly statement of financial position and the related consolidated statements of comprehensive loss, statement of shareholders equity and consolidated statement of cash flows in CAD. In making this change, the Company followed the guidance of the International Accounting Standards Board (“IASB”) as set out in IAS 21, The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

As indicated in IAS 21 the following procedures were followed in the change of presentation currency:

1.	Assets and liabilities for each statement of financial position presented (including comparatives) were translated using the closing rate at the date of the statement of financial position;

2.	Income and expenses for each statement of comprehensive income presented were translated using the average exchange rates prevailing during each reporting period;

3.

Shareholder equity transactions have been translated using the rates of exchange in effect as of the dates of the various capital transactions. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USD and the effect on the condensed consolidated financial statements resulted in an accumulated other comprehensive income adjustment of $4,535,925, which is reconciled in Note 14 in the interim financial statements.

Change in functional currency

As of October 1, 2011, it had been determined that there has been a change in functional currency from the CAD to the USD in the following subsidiaries and any associated joint ventures of the Company:

  Energy Fuels Resources Corporation
  Magnum Minerals USA Corp.

The change in functional currency of the above entities from CAD to USD was triggered by the approval of the License by the CDPHE for the development of the Piñon Ridge mill, with the resultant cash flows expected to be incurred for the development to be denominated in USD. In accordance with IAS 21, the change in functional currency will be accounted for on a prospective basis from October 1, 2011. With the above change, the functional currency of the Company’s subsidiaries is the U.S. dollar and the functional currency of EFI is the Canadian dollar.

Foreign currency translation

The Company operates primarily in the U.S. and to a lesser extent in Canada. Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated into the USD at the exchange rate prevailing at the date of the statement of financial position. Non-monetary assets and liabilities are translated at historical rates at each transaction date. Revenues and expenses are translated at exchange rates prevailing in the transaction period. All exchange gains and losses are included in the determination of income for the period.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	25

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Financial instruments

The Company recognizes financial assets and financial liabilities when the Company becomes a party to a contract. Financial assets and financial liabilities, with the exception of financial assets classified as fair value through profit or loss, are measured at fair value plus transaction costs on initial recognition. Financial assets at fair value through profit and loss are measured at fair value on initial recognition and transaction costs are expensed when incurred.

Measurement in subsequent periods depends on the classification of the financial instrument:

a.	Financial assets at fair value through profit and loss (“FVTPL”)

Financial assets are classified as FVTPL when acquired principally for the purpose of trading, if so designated by management (fair value option), or if they are derivative assets. Financial assets classified as FVTPL are measured at fair value, with changes recognized in the consolidated statements of operations. The Company’s financial assets classified as FVTPL include cash and cash equivalents. The Company does not currently hold any derivative instruments. Interest expense is recorded using the effective interest method.

b.	Other financial liabilities

Other financial liabilities are financial liabilities that are not classified as FVTPL. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities.

The effective interest method is a method of calculating the amortized cost of an instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or to the net carrying amount on initial recognition.

Exploration and evaluation costs

The Company capitalizes exploration and development expenditures related to owned and controlled mineral properties at cost. Depreciation of assets used in connection with exploration and development activities is also capitalized. These deferred costs are either amortized against future production upon the commencement of commercial production, or written off to the extent that the properties are sold, allowed to lapse, abandoned or determined to be of no economic benefit. General exploration, overhead and administration costs are expensed in the period incurred.

The Company has not reached a point where the technical feasibility and commercial viability of extracting its mineral resources are demonstrable. Once technical feasibility and commercial viability can be demonstrated, the carrying value will be assessed for impairment and reclassified into property and equipment and mineral properties depending on the nature of the capitalized costs.

Jointly controlled entities

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement. These condensed consolidated financial statements include the Company’s proportionate share of the entities’ assets, liabilities, revenue and expenses with items of a similar nature on a line-by-line basis, from the date that joint control commences until the date that joint control ceases.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	26

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Finance income and finance costs

Finance income comprises interest income on funds invested, and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

Decommissioning Liabilities

The Company’s decommissioning liability relates to expected mine reclamation and closure activities, as well as costs associated with exploration drilling. Such costs, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The decommissioning liability is accreted to full value over time through periodic accretion charges recorded to operations as finance expense. The Company periodically adjusts the carrying amounts of the decommissioning liability and the related asset for changes in estimates of the amount or timing of underlying future cash flows, and discount rates.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

Impairment of long-lived assets

At each financial reporting date the carrying values of the Company’s assets, including exploration and evaluation costs are reviewed to determine whether there is an indication that those assets are impaired. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	27

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

Income taxes (continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Stock-based compensation

The Company uses a fair value-based method of accounting for stock options granted to employees, directors, and non-employees. The fair value of the award is determined using the Black-Scholes option pricing model on the date of the grant. For awards with graded vesting, the fair value of each tranche, adjusted for expected forfeitures, is recognized over its respective vesting period as an increase in stock-based compensation expense and the contributed surplus account. At the end of each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potential dilutive common shares.

Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively from the period in which the estimates are revised. The following are the key estimate and assumption uncertainties that have a significant risk of resulting in a material adjustment within the next financial year.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	28

CRITICAL ACCOUNTING POLICIES AND ESTIMATES (continued)

Critical accounting estimates (continued)

a) Impairment of long-lived assets

When there are indications that an asset may be impaired, the Company is required to estimate the asset’s recoverable amount. Recoverable amount is the greater of value in use and fair value less costs to sell. Determining the value in use requires the Company to estimate expected future cash flows associated with the assets and a suitable discount rate in order to calculate present value. No impairments of long-lived assets have been recorded for the three months ended December 31, 2011 (2010 – Nil).

b) Useful life of plant, property and equipment

Equipment is amortized over the estimated useful life of the assets after the asset is deemed ready for use. Changes in the estimated useful lives could significantly increase or decrease the amount of depreciation recorded during the year and the carrying value of the equipment. Total carrying value of plant, property and equipment at December 31, 2011 was approximately $13,191,292 (September 30, 2011 - $13,035,102; October 1, 2010 – $11,777,899).

c) Stock-based compensation

Management is required to make certain estimates when determining the fair value of stock option awards and the number of awards that are expected to vest. These estimates affect the amount recognized as stock-based compensation in the statement of operations. For the three months ended December 31, 2011, the Company recognized approximately $11,033 of stock-based compensation expense (three months ended December 31, 2010 - $65,891).

Critical judgments used in applying accounting policies

In the preparation of these unaudited consolidated financial statements management has made judgments, aside from those that involve estimates, in the process of applying accounting policies. These judgments can have an effect on the amounts recognized in the financial statements.

a) Exploration and evaluation costs

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for the mineral properties. Once technical feasibility and commercial viability of a property can be demonstrated, exploration and evaluation costs will be reclassified from exploration and evaluation costs and subject to different accounting treatment. As at December 31, 2011 and December 31, 2010 management had determined that no reclassification of exploration and evaluation costs was required.

b) Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of relevant tax laws. The actual amount of income taxes only becomes final upon the filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	29

FUTURE ACCOUNTING CHANGES

IFRS 7 Financial instruments - Disclosures

In October 2010, the IASB amended IFRS 7 Financial instruments – Disclosures (‘‘IFRS 7’’) to provide guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company has not yet assessed the impact of the standard.

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39. IFRS 9 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 12, enhanced disclosures are required for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	30

FUTURE ACCOUNTING CHANGES (continued)

IFRS 13 Fair Value Measurement (continued)

The relevant points of IFRS 13 are as follows:

• Fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
• Financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
• Disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
• A quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
• A narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
• Information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 Presentation of Financial Statements (“IAS 1”) in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with early application permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IAS 19 Employee Benefits

IAS 19 Employee Benefits (“IAS 19”) was amended by the IASB in June 2011, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IAS 19, the option to defer the recognition of gains and losses arising in a defined benefit plan is eliminated, to require gains and losses relating to those plans be presented in other comprehensive income, and improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans. In addition, the amended standard also incorporates changes to the accounting for termination benefits. The Company has determined the amendment would have no impact.

MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of cash and cash equivalents, common shares and stock options. Changes in the equity accounts of the Company are disclosed in Note 8 of the interim financial statements. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares. The Company will require access to equity and credit markets to fund continued exploration and development of its mineral properties and the future growth of the business. The Company is not subject to externally imposed capital requirements.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	31

MANAGEMENT OF CAPITAL (continued)

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company is required by regulatory agencies to provide surety bonds of $2,564,088 to cover the estimated reclamation costs for exploration and development, the mine closure obligations at both the Whirlwind and the Energy Queen mines, and for the Piñon Ridge Mill decommissioning warranty obligation.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of fair value hierarchy are:

Level 1 – Reflects inputs based on quoted prices in active markets for identical assets or liabilities.
Level 2 – Reflects inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3 – Reflects inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as of December 31, 2011:

FAIR VALUE HIERARCHY

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	$1,135,965	$-	$-	$1,135,965
Cash equivalents	3,583,116			3,583,116
	$4,719,081	$-	$-	$4,719,081

(b) Credit Risk:

The Company restricts investment of cash balances to financial institutions with high credit standing. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

(c) Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 7. The Company has $4,466,346 of working capital as at December 31, 2011 (Sept. 30, 2011 - $6,788,823). Accounts payable and accrued liabilities and current portion of notes payable are due within the current operating period. The Company’s financial liabilities and other commitments are listed in Notes 5 and 10 of the interim financial statements.

(d) Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	32

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(d) Foreign Currency Risk (continued):

The following table summarizes, in USD equivalents, the Company’s major foreign currency exposures as of December 31, 2011:

Cash	$1,076,808
Accounts receivable	539,061
Accounts payable and accrued liabilities	647,753
Capital lease obligations	-
Total	$2,263,622

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2011 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Change for Sensitivity	Increase (decrease) in net
Analysis	income
+1% change in U.S. dollar	$22,636
-1% change in U.S. dollar	($22,636)

(e) Interest rate risk:

The Company is not exposed to any significant interest rate risks.

RISK FACTORS

A number of factors could cause actual results to differ materially from the results discussed in this management’s discussion and analysis (MD&A), including, but not limited to, fluctuation in the spot prices of uranium and/or vanadium, risks associated with the exploration, development and operation of uranium and vanadium properties, costs associated with bringing any of the Company’s properties into production or with the milling of ores produced from the Company’s properties, the reliability of any resource estimates obtained by the Company, environmental risks, foreign exchange rates, competition, the Company’s ability to manage operations and execute strategies, the Company’s ability to secure adequate financing, and government regulation of uranium exploration, production and sales, including the export of uranium.

Energy Fuels is dependent upon the services of its existing personnel and its continued development will be dependent on its capacity to attract and retain qualified key personnel at all levels of the Company. The Company will need to raise additional funds to support its operations and to further develop its properties. The future of Energy Fuel’s liquidity and capital requirements is dependent upon numerous factors, including market conditions, competition and the market price of uranium. Energy Fuels may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Energy Fuels, or at all. Furthermore, such additional equity funding may be dilutive to existing shareholders, and debt

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	33

RISK FACTORS (continued)

financing, if available, may involve restrictive covenants. If adequate funds are not available on acceptable terms, this could have a material adverse effect on the Company’s business, financial condition and operating results.

Exploration for and development of mineral properties involves significant financial risks, that even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore.

Resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators, as well as on NI 43-101 compliant technical reports completed by Landy A. Stinnett, PE, of FGM Consulting Group, Douglas C. Peters, CPG, of Peters Geosciences, O. Jay Gatten of North American Exploration, Inc, M. Hassan Alief of Alinco GeoServices, and Doug Beahm of BRS Engineering. These technical reports were referred to above with respect to the Company’s Whirlwind Mine, Energy Queen Mine, Willhunt, Farmer Girl, Sage Plain Project, San Rafael Project and the Sheep Mountain Project. With regard to all other remaining properties, the Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a Qualified Person at this time.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the issuer. They are assisted in this responsibility by the Management team. The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at December 31, 2011, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiary would have been known to them.

During the Current Year, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE POLICIES

The disclosure required pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices has been made by the Company in its Management Information Circular dated January 10, 2012, which was distributed to shareholders and filed on SEDAR for internet access for public viewing.

OUTLOOK

The Company’s long-term objective is to bring uranium and vanadium properties into profitable production by acquiring and refurbishing previously producing mines in the western United States. To complement this objective, the Company has acquired approximately 880 acres to build a uranium and vanadium processing facility west of Naturita, Colorado and adjacent to a US Department of Energy site in the Paradox Valley. Construction and operation of the mill will secure long-term access to processing facilities and minimize any reliance on third party ore processing mills.

MD&A – QUARTER ENDED DECEMBER 31, 2011

ENERGY FUELS INC.	34

OUTLOOK (continued)

With the closing of the Titan merger transaction on February 29, 2012 (see p.2), the Company now controls 100% of the Sheep Mountain Project located approximately 8 miles south of Jeffrey City, Wyoming. The Company believes the Sheep Mountain Project provides a number of significant benefits including increased scale and market presence in the uranium sector; substantial NI 43-101 compliant resource (38.7 million pounds U3O8 Measured + Indicated, 4.4 million lbs. U3O8 Inferred); enhanced near-term production profile on parallel paths in two mining districts; focus on U.S. production with low political risk; and creation of a strong platform for continued uranium consolidation within the U.S.

While management believes the long-term outlook remains favourable, the economic uncertainty and financial market volatility that is currently impacting the financial condition, liquidity and future prospects of the Company cannot be ignored. The Company will continue to look for opportunities to reduce costs and defer projects that do not offer immediate return on investment. The Company’s ability to continue as a going concern is dependent upon its ability to finance its current and future operations and future acquisition costs. Although the Company has been successful in raising funds to date, there is significant doubt that adequate funding will be available in the future, or available under terms acceptable to the Company.

Absent additional financing, the Company has sufficient funds to carry out its business plan beyond its fiscal year 2012. In order to accomplish planned exploration and development, pay for administrative costs, pay for costs associated with the Radioactive Material License and fund mill construction expenditures beyond this timeframe, the Company will pursue long-term financing prior to the end of FY 2012.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain information in this MD&A contains management’s assessment of the Company’s future plans and may constitute ‘‘forward-looking information’’ under applicable securities laws. Such information may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, achievements, or opportunities expressed or implied by such forward-looking information. This forward-looking information includes estimates, forecasts and statements as to management’s and others’ expectations with respect to, among other things, exploration, development and production strategies and the outlook for the Company and the uranium exploration and mining industry. When used in this MD&A, such information uses words such as ‘‘may’’, ‘‘will’’, ‘‘estimate’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘could’’ and other similar terminology. This information reflects current expectations regarding future events and operating performance and speaks only as of the date of this MD&A. Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, the factors discussed under ‘‘Risk Factors’’. Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, the Company cannot assure that actual results will be consistent with this forward-looking information. This forward-looking information is made as of the date of this MD&A, and the Company assumes no obligation to update or revise it to reflect new events or circumstances except as required by law. Forward-looking information and statements for time periods subsequent to fiscal 2011 involve greater risks and require longer-term assumptions and estimates than those made prior, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.

MD&A – QUARTER ENDED DECEMBER 31, 2011